CONFIDENTIAL TREATMENT REQUESTED

BY ONE.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

May 14, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

   Mitchell Austin

   Stephen Krikorian

   Amanda Kim

Re:	one

Registration	Statement on Form S-4

File	No. 333-254973

Ladies and Gentlemen:

On behalf of our client, one (“AONE”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of AONE’s Registration Statement on Form S-4 (File No. 333-254973), filed with the Commission on April 1, 2021 and as amended May 14, 2021 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by AONE’s request for confidential treatment for selected portions of this letter. AONE has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of AONE’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which AONE is requesting confidential treatment.

The following is a summary provided by MarkForged, Inc. (“Markforged”) of its approach to option pricing and fair value determinations with respect to the stock option grants and restricted stock unit awards made by Markforged’s board of directors (the “Board”) or compensation committee of the Board during fiscal year 2020 through the date of this letter.

Equity Award Issuances by Markforged during Fiscal Year 2020 through Letter Date

Information regarding grants of stock options and restricted stock units to Markforged’s directors, employees, consultants and other service providers during fiscal year 2020 through the date of this letter is summarized in the following table:

Grant Date	Number of Shares Underlying Options Granted		Exercise Price Per Share	Fair Value of Underlying Share of Common Stock	Valuation report source
1/6/2020	2,500		2.00	2.00	March 2019
1/13/2020	1,500		2.00	2.00	March 2019
4/30/2020	150,300		2.07	2.07	March 2020
7/30/2020	235,000		2.07	2.07	March 2020
10/13/2020	1,122,500		2.07	2.42	September 2020*
10/22/2020	6,083,759		2.07	2.42	September 2020
10/30/2020	1,167,670		2.07	2.42	September 2020
11/05/2020	146,250		2.07	2.42	September 2020
4/27/2021	1,330,750	**	N/A	8.01	February 2021

* At the time of the option grants in October and November 2020, the Board determined that the fair value of Markforged’s common stock of $2.07 per share calculated in the valuation as of March 2020 reasonably reflected the per share fair value of one share of Markforged’s common stock as of the grant date. However, in connection with the preparation of Markforged’s consolidated financial statements for the year ended December 31, 2020, the fair value of Markforged’s common stock at the date of these grants was adjusted to $2.42 per share as a result of a valuation performed as of September, 2020.

**Awards issued on 4/27/2021 were in the form of restricted stock units.

As described in the section titled “Common Stock Valuation” on page 234 of the Registration Statement, the fair value of Markforged’s common stock has historically been determined by the Board. Given the absence of a public trading market for Markforged’s common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised its judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of Markforged’s common stock, including contemporaneous independent third-party valuations of its common stock (each, a “Valuation Report,” and collectively, the “Valuation Reports”).

In valuing Markforged’s common stock, the Board determined the equity value of Markforged using various valuation methods including income and/or market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows were discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in Markforged’s industry or similar business operations as of each valuation date and adjusted to reflect the risks inherent in Markforged’s cash flows. The market approach considers multiples of financial metrics based on guideline public companies. These multiples are then applied to Markforged’s financial metrics to derive a range of indicated values.

For each valuation performed up through and including the valuation of Markforged’s common stock as of March 13, 2020, the equity value was allocated to the common stock using the Option Pricing Method (“OPM”) as the principal equity allocation method. When Markforged had completed or was expecting to complete a preferred equity financing, the terms and pricing of the financing round were included in the analysis used to estimate the value of Markforged’s common stock.

Beginning with the September 30, 2020 valuation, Markforged changed the methodology for allocating the equity value of its common stock to a hybrid method, which is a combination of a probability weighted expected return method (“PWERM”) and an OPM. Markforged made this change so that the methodology could incorporate a range of plausible outcomes using facts and circumstances known or assumed by management involving potential exit scenarios that have different payout structures. The hybrid methodology was selected due to the possibility of a potential exit. Specifically, in September 2020, the Board began its discovery phase for a public listing via a transaction with a Special Purpose Acquisition Company (“SPAC”); however, Markforged had not yet hired investment bankers or entered into discussions with potential SPACs. Markforged believed the likelihood of staying private was more likely than a public listing through a SPAC exit, but this range of possibilities could not be considered in a solely OPM valuation model. With these considerations, Markforged deemed it appropriate to recognize a public listing via a SPAC exit along with staying private scenarios in its valuation methodology. The PWERM methodology relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, such as a public listing, staying private, and a merger or sale are weighted based on Markforged’s estimate of the probability of each scenario. In Markforged’s application of the hybrid method, Markforged considered a public listing scenario via a SPAC exit under the PWERM framework, and a staying private scenario modeled using an OPM to reflect the full distribution of possible staying private outcomes. The hybrid method is useful when certain discrete future outcomes can be predicted, but also accounts for uncertainty regarding the timing or likelihood of specific alternative exit events.

Summary of Valuation Reports

March 2019 Valuation

The fair value of Markforged’s common stock of $2.00 per share as of March 13, 2019 was determined by the Board, based in part in reliance upon a written Valuation Report prepared by an independent third-party valuation firm. Management considered the reliability of the March 2019 valuation reporting during the intervening period and determined there were no significant milestones between March 2019 and March 2020 valuation report dates to necessitate an adjustment to the March 2019 valuation report. The March 2019 valuation report was prepared upon closing Markforged’s Series D Preferred Stock financing and there were no subsequent funding rounds between March 13, 2019, and March 12, 2020. Markforged was not actively pursuing a liquidity event during the period the March 2019 valuation report was relied upon. Therefore, the Board used the March 13, 2019 valuation report to support the fair value of Markforged’s common stock with respect to stock options granted between March 13, 2019 and March 12, 2020. This valuation utilized the market approach to obtain the equity value of Markforged. The valuation utilized the OPM to arrive at a common stock valuation before discounts of [****] per share. A discount for lack of marketability of [****] was then applied to the common stock value.

March 2020 Valuation

The fair value of Markforged’s common stock of $2.07 per share as of March 13, 2020 was determined by the Board, based in part in reliance upon a written Valuation Report prepared by an independent third-party valuation firm. This March 13, 2020 Valuation Report was used to support the fair value of Markforged’s common stock with respect to stock options granted between March 13, 2020 and September 29, 2020. Management considered the reliability of the March 2020 valuation reporting during the intervening period and determined there were no significant milestones between the March 2020 and September 2020 valuation dates to necessitate an adjustment to the March 2020 valuation report. Markforged did not seek funding nor did it actively pursue a liquidity event during the period the March 2020 valuation report was relied upon. This valuation utilized a combination of the market approach and the income approach to obtain the equity value of Markforged. The principal drivers of the increase to Markforged’s valuation were (i) the size, growth, and profitability of Markforged, (ii) lower risk-free rates reflecting [****] as of March 2020 versus [****] in March 2019, (iii) an assumed [****] year period to a potential exit instead of [****] years assumed in March 2019, and (iv) lower volatility equal to [****] in the March 2020 valuation report instead of [****] utilized in the March 2019 valuation report. The valuation utilized the OPM to arrive at a common stock valuation before discounts of [****] per share. A discount for lack of marketability of [****] was then applied to the common stock value.

September 2020 Valuation

The fair value of Markforged’s common stock of $2.42 per share as of September 30, 2020 was determined by the Board, based in part in reliance upon a written Valuation Report prepared by an independent third-party valuation firm. This September 30, 2020 Valuation Report was used to support the fair value of Markforged’s common stock with respect to stock options granted between September 30, 2020 and November 5, 2020. Markforged did not issue any stock options or other share based awards between November 6, 2020 and February 28, 2021. This valuation utilized the hybrid method, which considered the value of Markforged’s common stock in both a public listing scenario via a SPAC exit and staying private scenarios. Increases to the September 2020 valuation from March 2020 are partially attributable to the exit assumptions involved in the hybrid methodology that were not incorporated into the OPM approach applied in and before the March 2020 valuation report. The present value of Markforged’s common stock in a SPAC exit was calculated using the income approach based on projected financial information and metrics observed from then-recent initial public offerings in the technology industry. Markforged’s projections assumed gradual increases in gross margin and net operating profit after-tax, resulting in a higher business enterprise value than the March 2020 Valuation Report. The value of Markforged’s common stock in the staying private scenario was calculated using the OPM by applying a combination of the market approach and the income approach, resulting in a lower enterprise value than computed for the SPAC exit. The PWERM valuation methodology assumed a [****] probability of a SPAC exit through a public listing and a [****] probability of a staying private scenario to reflect that Markforged had not taken active steps to pursue a SPAC exit and rather had only begun exploratory discussions. The valuation arrived at a common stock valuation before discounts of [****] per share and [****] per share under the SPAC exit and staying private scenarios, respectively. A discount for lack of marketability of [****] and [****] was applied to the SPAC exit and staying private scenarios, respectively.

February 2021 Valuation

The fair value of Markforged’s common stock of $8.01 per share as of February 28, 2021, was determined by the Board, based in part in reliance upon a written Valuation Report prepared by an independent third-party valuation firm. This February 2021 valuation report was used to support the fair value of Markforged’s common stock with respect to stock options and restricted stock units granted after February 28, 2021. This valuation utilized the hybrid method, which considered the value of Markforged’s common stock in both a public listing scenario via a SPAC exit and staying private scenarios. Increases to the common stock value as of February 2021 are primarily due to Markforged and AONE entering into the Agreement and Plan of Merger on February 23, 2021, which indicated an equity value of $1,700 million. The present value of Markforged’s common stock in a public listing scenario was calculated based on metrics observed from then-recent initial public offerings in the technology industry. The value of Markforged’s common stock in a non-IPO scenario was calculated using the OPM by applying a combination of the market approach and the income approach. The PWERM valuation methodology assumed a [****] probability of a public listing through a SPAC exit and a [****] probability of a staying private scenario. The valuation arrived at a common stock valuation before discounts of [****] per share and [****] per share under the SPAC exit and staying private scenarios, respectively. The equity value of Markforged under the SPAC exit scenario before discounts increased from the September 2020 valuation report as a result of the Agreement and Plan of Merger. A discount for lack of marketability of [****] and [****] was applied to the SPAC exit and staying private scenarios, respectively.

Markforged supplementally advises the Staff of the following additional information:

•	Markforged entered into an engagement letter to explore potential strategic transactions with Citigroup Global Markets Inc. on November 10, 2020 and prior to such date had no valuation discussions regarding Markforged’s valuation with financial advisors (other than the preparers of the Valuation Reports described above). Management determined that the hiring of a banker had no impact to valuation given the uncertainty surrounding the execution of a potential SPAC deal at that time. Furthermore, because Markforged’s valuation in a SPAC exit would be determined through negotiations with a potential acquirer, the hiring of a banker gave no pricing indications to management regarding the valuation of Markforged’s stock.

•	On November 20, 2020, Markforged and Citigroup Global Markets Inc. initiated discussions with a group of special purpose acquisition companies regarding a potential business combination. Discussions with potential acquirers had not yet commenced when the October and November 2020 grants were made, and as a result, the uncertainty surrounding a potential SPAC deal remained high and there were no pricing indications provided to management.

•	Markforged signed a Letter of Intent with AONE on January 17, 2021, which indicated an equity value of $1,700 million. Markforged and AONE entered into the Agreement and Plan of Merger on February 23, 2021, and AONE filed a Form S-4 registration statement on April 1, 2021. These events occurred after the last grant date in 2020 and before the first grant date in 2021 whose awards are valued using the February 2021 valuation analysis that factored in the effects of these events on Markforged’s common stock valuation.

•	There were no significant financing events, such as a preferred stock issuance or debt financing, that would affect the September 30, 2020 valuation and would need to be considered in awards granted from September 30 through November 6.

The Board made its determinations of fair value of Markforged’s common stock as of the grant dates listed above, based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on the global economy and its impact on Markforged and Markforged’s business.

Based on the above analysis, Markforged respectfully submits to the Staff that the determination of the fair value of its common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide. Further, Markforged believes that the stock-based compensation expense that it recorded through December 31, 2020, is appropriate in light of the foregoing analysis.

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach the undersigned at (212) 504-6889.

Sincerely,

/s/ Andrew P. Alin

Andrew P. Alin

cc:          Shai Terem, Markforged, Inc.

Stephen Karp, Markforged, Inc.

Kenneth J. Gordon, Goodwin Procter LLP

Michael J. Minahan, Goodwin Procter LLP

Stephen Fraidin, Cadwalader, Wickersham, & Taft LLP

Niral Shah, Cadwalader, Wickersham & Taft LLP